UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 8, 2022

7GC & Co. Holdings Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39826	85-3118980
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

388 Market Street, Suite 1300
San Francisco, CA 94111

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (628)-400-9284

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	VIIAU	The Nasdaq Stock Market LLC
Shares of Class A common stock, par value $0.0001 per share	VII	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	VIIAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Agreement

On December 8, 2022, 7GC & Co. Holdings Inc., a Delaware corporation (“7GC”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among Banzai International Inc., a Delaware corporation (the “Company”), 7GC, 7GC Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of 7GC (“First Merger Sub”), and 7GC Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of 7GC (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs” and each, a “Merger Sub”).

Pursuant to the terms of the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), pursuant to which, among other things, (i) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as an indirect wholly owned subsidiary of 7GC (the “Surviving Corporation”), and, (ii) immediately following the First Merger, the Surviving Corporation will merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with the Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of 7GC. At the closing of the Transactions (the “Closing”), 7GC will change its name to Banzai International, Inc., and its common stock is expected to be listed on the Nasdaq Capital Market (“NASDAQ”).

The Business Combination is expected to be consummated after the required approval by the stockholders of 7GC and the satisfaction of certain other conditions summarized below.

Merger Agreement

Consideration Paid to the Company; Effects of the Mergers

The Business Combination values the combined company resulting from the completion of the Business Combination at a pro forma enterprise value of approximately $380 million. Under the terms of the Merger Agreement, the consideration to be paid to security holders of the Company prior to the First Effective Time (the “Pre-Closing Holders”) in the First Merger is $293,000,000, subject to certain adjustments contained in the Merger Agreement, including a reduction of $7,672,000 and addition of the 7GC Transaction Expenses (as defined in the Merger Agreement) in excess of the deferred underwriting fees from 7GC’s initial public offering and $10,000,000, in each case as more specifically set forth in the Merger Agreement. The consideration will be paid in stock, comprised of shares of 7GC’s Class A common stock, par value $0.0001 per share (the “7GC New Class A Shares”), which will have one vote per share, and 7GC’s Class B common stock, par value $0.0001 per share (the “7GC New Class B Shares”), which will have ten votes per share, in each case, as such classes of common stock exist as of immediately following the First Effective Time (as defined below), and in cash in lieu of any fractional 7GC New Class A Shares or 7GC New Class B Shares that would otherwise be owed to any Pre-Closing Holder, as well as restricted 7GC New Class A Shares subject to the vesting and forfeiture provisions provided for in the Merger Agreement and described under “Earn Out Shares” below (collectively, the “Earn Out Shares”).

At the effective time of the First Merger (the “First Effective Time”), each outstanding share of Class A common stock of the Company (the “Company Class A Common Stock”) and each outstanding share of Class B common stock of the Company (the “Company Class B Common Stock”) (in each case other than dissenting shares and any shares held in the treasury of the Company) shall be cancelled and converted into the right to receive (A) a number of 7GC New Class A Shares or 7GC New Class B Shares, respectively, equal to (x) the Per Share Value (as defined below) divided by (y) $10.00 (the “Exchange Ratio”), plus (B) the right to receive the Earn Out Shares, as determined pursuant to the terms of the Merger Agreement and described under “Earn Out Shares” below.

“Per Share Value” equals (i) an amount equal to (A) $293,000,000, payable in 7GC New Class A Shares or 7GC New Class B Shares, as applicable (the “Total Consideration”), less (B) $7,672,000, plus (C) the amount (which shall in no event be less than $0) of (x) 7GC Transaction Expenses (as defined in the Merger Agreement) as of 12:01 a.m. Pacific Time on the date of Closing minus (y) deferred underwriting fees in the amount of $8,050,000 in connection with 7GC’s initial public offering minus (z) $10,000,000 divided by (ii) (A) the total number of shares of Company Class A Common Stock and Company Class B Common Stock issued and outstanding as of immediately prior to the First Effective Time, (B) the maximum aggregate number of shares of Company Class A Common Stock issuable upon full exercise of options of the Company to purchase Company Class A Common Stock (the “Company Options”) issued, outstanding and vested immediately prior to the First Effective Time, (C) the maximum aggregate number of shares of Company Class A Common Stock issuable upon conversion of Conversion Amount (as defined in the Merger Agreement) under each Senior Convertible Note (as defined in the Merger Agreement) as of immediately prior to the First Effective Time at the applicable Senior Convertible Note Conversion Price (as defined in the Merger Agreement) and (D) the maximum aggregate number of shares of Company Class A Common Stock issuable upon conversion of the Outstanding Amount (as defined in the Merger Agreement) under each Subordinated Convertible Note (as defined in the Merger Agreement) as of immediately prior to the First Effective Time at the applicable Subordinated Convertible Note Conversion Price (as defined in the Merger Agreement).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Second Merger (the “Second Effective Time”), each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and no consideration shall be delivered therefor.

Treatment of Outstanding Equity Awards

In addition, as of the First Effective Time: (i) (A) each Company Option, whether vested or unvested, that is outstanding immediately prior to the First Effective Time and held by a Pre-Closing Holder who is providing services to the Company immediately prior to the First Effective Time (a “Pre-Closing Holder Service Provider”), will be assumed and converted into an option (a “7GC Option”) with respect to a number of 7GC New Class A Shares calculated in the manner set forth in the Merger Agreement, and (B) immediately prior to the First Effective Time, each Pre-Closing Holder Service Provider who holds a vested Company Option will receive, in exchange for such vested Company Option, such Pre-Closing Holder Service Provider’s allocation of the Earn Out Shares, as determined pursuant to the terms of the Merger Agreement; and (ii) (A) the vested portion of each Company Option that is outstanding at such time and held by a Pre-Closing Holder who is not then providing services to the Company (a “Pre-Closing Holder Non-Service Provider”) will be assumed and converted into a 7GC Option with respect to a number of 7GC New Class A Shares calculated in the manner set forth in the Merger Agreement, and (B) immediately prior to the First Effective Time, each Pre-Closing Holder Non-Service Provider who holds a vested and exercisable Company Option will receive, in exchange for such Company Option, such Pre-Closing Holder’s allocation of the Earn Out Shares, as determined pursuant to the terms of the Merger Agreement.

Treatment of SAFE Rights

As of the First Effective Time, each right to receive a portion of the Total Consideration pursuant to certain Company Simple Agreements for Future Equity (each, a “Safe Agreement”) (each, a “SAFE Right”) that is outstanding immediately prior to the First Effective Time shall be cancelled and converted into and become (i) the right to receive a number of 7GC New Class A Shares equal to the Cash-Out Amount (as defined in the applicable SAFE Agreement that governs such SAFE Right) in respect of such SAFE Right divided by $10.00, plus (ii) the right to receive the Earn Out Shares, as determined pursuant to the terms of the Merger Agreement.

Treatment of Convertible Notes

As of the First Effective Time, (i) each Subordinated Convertible Note that is outstanding immediately prior to the First Effective Time will be cancelled and converted into and become (A) the right to receive a number of 7GC New Class A Shares equal to (1) the Outstanding Amount in respect of such Subordinated Convertible Note divided by the Subordinated Convertible Note Conversion Price in respect of such Subordinated Convertible Note, multiplied by (2) the Exchange Ratio, plus (B) the right to receive the Earn Out Shares, as determined pursuant to the terms of the Merger Agreement, and (ii) each Senior Convertible Note that is outstanding immediately prior to the First Effective Time will be cancelled and converted into and become (A) the right to receive a number of 7GC New Class A Shares equal to (1) the Conversion Amount in respect of such Senior Convertible Note, multiplied by (2) the Exchange Ratio, plus (B) the right to receive the Earn Out Shares, as determined pursuant to the terms of the Merger Agreement.

Earn Out Shares

At the First Effective Time, in accordance with an allocation schedule to be provided by the Company (the “Allocation Schedule”) prior to the Closing, 7GC will also issue or cause to be issued to each Pre-Closing Holder, such Pre-Closing Holder’s proportionate allocation (based on such Pre-Closing Holder’s Closing Merger Consideration) of the Earn Out Shares. The Earn Out Shares will vest upon the occurrence of the following triggering events: (i) 1,950,000 of the Earn Out Shares will vest if the closing price on NASDAQ (the “Closing Price”) of a 7GC New Class A Share is greater than or equal to $12.00 over any twenty (20) trading days within any thirty (30) consecutive trading day period; (ii) 1,950,000 of the Earn Out Shares will vest if the Closing Price of the 7GC New Class A Shares is greater than or equal to $14.00 over any twenty (20) trading days within any thirty (30) consecutive trading day period, and (iii) 1,950,000 of the Earn Out Shares will vest if the Closing Price of the 7GC New Class A Shares is greater than or equal to $16.00 over any twenty (20) trading days within any thirty (30) consecutive trading day period, in each case, prior to the expiry of sixty (60) months following the Closing (the “Earn Out Period”). In addition, if there is a sale of 7GC after the Closing and prior to the expiration of the Earn Out Period that will result in the holders of 7GC New Class A Shares receiving a price per share equal to or in excess of the applicable price per share thresholds described above, the Earn Out Shares will vest in connection with such sale of the Company in the manner set forth in the Merger Agreement. If the applicable triggering event has not occurred prior to the expiration of the Earn Out Period, then all Earn Out Shares which would vest in connection with such triggering event will be automatically forfeited and deemed transferred to 7GC and will be cancelled by 7GC and cease to exist.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and qualification, (ii) authorization to enter into the Merger Agreement, (iii) capital structure, (iv) consents and approvals, (v) financial statements, (vi) liabilities, (vii) permits, (viii) litigation, (ix) material contracts, (x) tax matters, (xi) intellectual property, (xii) absence of changes, (xiii) environmental matters, (xiv) employee matters, (xv) compliance with applicable laws, (xvi) regulatory matters, (xvii) labor matters, (xviii) benefit plans, (xix) insurance, (xx) real and personal property, (xxi) brokers, (xxii) transactions with affiliates, (xxiii) data privacy and security requirements, (xxiv) compliance with international trade and anti-corruption laws and (xxv) indebtedness. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties thereto, including, among others, covenants providing for: (i) the operation of the Company and its subsidiaries’ (including Hyros Inc., a Delaware corporation (“Hyros”), but prior to the closing of the Hyros Acquisition (as defined below), only to the extent the Company or any of its affiliates exercises control) respective businesses in the ordinary course of business prior to consummation of the Transactions; (ii) the parties’ efforts to satisfy conditions to consummate the Transactions; (iii) 7GC’s access to books and records of the Company and its subsidiaries; (iv) restrictions on public announcements or press releases with respect to the Transactions; (v) the preparation and filing (after delivery to 7GC of certain of the Company’s financial statements audited in accordance with the standards of PCAOB (the “PCAOB Financials”) on or prior to March 15, 2023) of a registration statement on Form S-4 and containing a proxy statement of 7GC (the “Registration Statement/Proxy Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the 7GC New Class A Shares and 7GC New Class B Shares to be issued pursuant to the Merger Agreement, which will also contain a prospectus and proxy statement included for the purpose of soliciting proxies from 7GC’s stockholders to vote in favor of certain matters (the “7GC Stockholder Matters”), including the (1) adoption and approval of the Merger Agreement and approval of the Transactions, (2) approval of the Mergers, (3) approval of the issuance of the 7GC New Class A Shares and the 7GC New Class B Shares and the Earn Out Shares, (4) adoption and approval of an equity incentive plan, (5) adoption and approval of an employee stock purchase plan, (6) adoption and approval of the second amended and restated certificate of incorporation of 7GC, (7) designation by 7GC of Jack Leeney as a director on the 7GC board of directors (the “Board”) effective as of the Closing and Joe Davy, Mitch Kitamura and four additional individuals designated by the Company as directors on the Board effective as of the Closing and designation of the classes of the Board, (8) adoption and approval of any other proposals as either the Securities and Exchange Commission (the “SEC”) or NASDAQ may indicate are necessary in its comments to the Registration Statement/Proxy Statement and (9) adjournment of the 7GC meeting of stockholders, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing; (vi) the Company’s reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by that certain Share Purchase Agreement, by and among the Company, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”) dated as of May 27, 2022 (the “GEM Agreement”), (vii) protection of, and access to, confidential information of the parties, (viii) the Company and 7GC’s efforts to obtain a listing of the 7GC New Class A Shares on NASDAQ and (ix) the parties’ efforts to obtain necessary approvals from governmental agencies. Under the GEM Agreement, GEM has agreed to purchase from the Company (or its successor following a merger transaction) up to a number of duly authorized, validly issued, fully paid and non-assessable shares of Company common stock having an aggregate value of $100,000,000.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others: (i) approval of the 7GC Stockholder Matters by 7GC’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) the Registration Statement/Proxy Statement having become effective, (v) the 7GC New Class A Shares (including the Earn Out Shares) to be issued pursuant to the Merger Agreement having been approved for listing on NASDAQ, (vi) 7GC having at least $5,000,001 of net tangible assets remaining after redemptions by 7GC stockholders, (vii) consummation of the acquisition by the Company of Hyros, pursuant to the terms and subject to the conditions set forth in that certain Agreement and Plan of Merger, dated as of December 8, 2022 (the “Hyros Purchase Agreement”), by and among the Company, Hero Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (the “Hyros Merger Sub”), Hyros and the stockholder representative party thereto (the “Stockholder Representative”), and (vii) customary bring-down conditions. Additionally, the obligations of the Company and its subsidiaries to consummate the Transactions are also conditioned upon, among others, (A) 7GC having delivered to the Company executed copies of the Registration Rights Agreement (as defined below) and the Exchange Agent Agreement (as defined in the Merger Agreement), and evidence that the second amended and restated certificate of incorporation of 7GC has been filed with the Secretary of State of Delaware, and (B) the sum of (i) the cash proceeds to be received by 7GC at Closing from the trust account established by 7GC in connection with the Transactions (after, for the avoidance of doubt, giving effect to redemptions by 7GC stockholders), (ii) the $100,000,000 equity commitment by GEM under the GEM Agreement and (iii) the unrestricted cash on the balance sheet of the Company as of immediately prior to the Closing equaling or exceeding $100,000,000.

Termination

The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Company and 7GC;

(ii)	prior to the Closing, by written notice to the Company from 7GC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, such that certain closing conditions would not be satisfied at the Closing, subject to a 30-day cure period, (ii) the Closing has not occurred on or before June 8, 2023 (the “Termination Date”), subject to certain conditions set forth in the Merger Agreement, (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation, or (iv) the 7GC Stockholder Matters are not approved by the 7GC stockholders at the special meeting (subject to any adjournment, postponement or recess of the meeting);

(iii)	prior to the Closing, by written notice to 7GC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of 7GC set forth in the Merger Agreement, such that certain closing conditions would not be satisfied at the Closing, subject to a 30-day cure period, (ii) the Closing has not occurred on or before the Termination Date, subject to certain conditions set forth in the Merger Agreement, (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation, or (iv) the 7GC Stockholder Matters are not approved by the 7GC stockholders at the special meeting (subject to any adjournment, postponement or recess of the meeting);

(iv)	by written notice from 7GC to the Company if the Company fails to deliver to 7GC the written consents of the equityholders of the Company constituting the Required Company Stockholder Approval (as defined in the Merger Agreement) consenting to the terms of the Merger Agreement and approving the Transactions within 5 Business Days after the Registration Statement/Proxy Statement is declared effective by the SEC; or

(v)	by written notice from 7GC to the Company if the PCAOB Financials have not been delivered to 7GC in accordance with the Merger Agreement on or prior to March 15, 2023.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about 7GC, the Company or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in 7GC’s public disclosures.

A copy of the Merger Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Certain Related Agreements

Hyros Purchase Agreement

Prior to the execution and delivery of the Merger Agreement, on December 8, 2022, the Company entered into the Hyros Purchase Agreement. Pursuant to the terms of the Hyros Purchase Agreement, Hyros Merger Sub will be merged with and into Hyros and shall continue as the surviving company and as a wholly owned subsidiary of the Company (the “Hyros Acquisition”). The Closing of the Business Combination and the Transactions is conditioned on the consummation of the Hyros Acquisition. The aggregate consideration to be paid by the Company shall be an amount equal to (a) $110,000,000 plus (b) if any, an amount equal to (i) $2,500,000 multiplied by (ii) an amount equal to (A) (x) the amount of the annual recurring revenue of Hyros calculated as of the closing of the Hyros Acquisition minus (y) the amount of the annual recurring revenue of Hyros calculated as of November 30, 2022 divided by (B) $600,000, subject to certain adjustments contained in the Hyros Purchase Agreement, including deductions for working capital, indebtedness, and certain unpaid third-party expenses.

For a period of 90 days following the closing date of the Hyros Acquisition, and after consummation of the Business Combination, if 7GC reasonably determines that it has sufficient cash on its balance sheet, after taking into account all then-outstanding liabilities of 7GC (including any liabilities incurred by or on behalf of 7GC and its affiliates in connection with the Business Combination), then the Stockholder Representative will have the right to require that 7GC redeem, from each Hyros stockholder who received shares of Banzai common stock at the closing of the Hyros Acquisition and then 7GC New Class A Shares as a Pre-Closing Holder at the Closing, a number of shares of 7GC up to a specified maximum per stockholder for payment of an amount in cash calculated in accordance with the Hyros Purchase Agreement. The maximum aggregate cash amount that could be payable by 7GC in connection with such a redemption is expected to be approximately $86.9 million, subject to adjustment for any adjustments made at closing to cash, working capital, and other components of aggregate consideration under, and in each case calculated in accordance with the terms of, the Hyros Purchase Agreement. Any such redeemed shares will be deemed forfeited by the redeeming stockholder and cancelled by 7GC. The Hyros Purchase Agreement contains customary representations and warranties of the parties thereto, which survive for two years following the closing of the Hyros Acquisition. The consummation of the transactions contemplated by the Hyros Purchase Agreement (the “Hyros Transactions”) is subject to customary closing conditions, including (i) approval of the Hyros Transactions by (A) the holders of a majority of the shares of Hyros’ common stock and (B) the holders of a majority of the shares of the Company’s capital stock, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Hyros Transactions being in force.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, 7GC, the Company, 7GC & Co. Holdings LLC, a Delaware limited liability company (the “Sponsor”), and the other stockholders of 7GC set forth on Schedule I of the Sponsor Support Agreement (such individuals, together with Sponsor, each a “Stockholder”, and collectively, the “Stockholders”) entered into a Voting and Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, each Stockholder agreed to vote or consent, in person or by proxy, all of its Subject Shares (as defined in the Sponsor Support Agreement) (a) in favor of the adoption of the Merger Agreement and approval of the Transactions, (b) against any action, proposal, transaction or agreement that would result in a breach in any respect of any representation, warranty, covenant, obligation or agreement of 7GC or Merger Subs contained in the Merger Agreement, (c) in favor of the proposals set forth in the Registration Statement/Proxy Statement, and (d) except as set forth in the Registration Statement/Proxy Statement, against the following actions or proposals: (i) any proposal in opposition to approval of the Merger Agreement or in competition with or materially inconsistent with the Merger Agreement; or (ii) (A)  any amendment of the certificate of incorporation or bylaws of 7GC; (B) any change in 7GC’s corporate structure or business; or (C) any other action or proposal involving 7GC or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of 7GC’s closing conditions or obligations under the Merger Agreement not being satisfied. Additionally, each of the Stockholders agreed not to, and shall cause its affiliates not to, enter into any agreement, commitment or arrangement with any person, the effect of which would be inconsistent with or violative of the foregoing.

The foregoing description of the Sponsor Support Agreement is not complete and is qualified in its entirety by reference to the Sponsor Support Agreement, which is filed as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Company Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, 7GC entered into a Company Support Agreement (the “Company Support Agreement”), with the Company and certain stockholders of the Company set forth on Schedule I thereto (each a “Company Stockholder” and, collectively, the “Company Stockholders”), pursuant to which, among other things, each Company Stockholder agrees not to (i) sell, assign, offer, exchange, transfer, pledge, dispose of, permit to exist any lien, security interest, or similar encumbrance with respect to, or otherwise encumber, any of the shares held by Company Stockholders set forth on Schedule I thereto (the “Subject Shares”) , (ii) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power or attorney with respect thereto that is inconsistent with the Company Support Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of the Subject Shares or (iv) take any action that would have the effect of preventing, impeding, interfering or adversely affecting such Company Stockholders’ ability to perform its obligations under the Company Support Agreement. Additionally, each Company Stockholder, during the period commencing on the date of the Support Agreement until the Closing or termination of the Merger Agreement, agrees that, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, such Company Stockholder will, if a meeting is held, appear at the meeting and vote or provide consent, in person or by proxy, all of its, his or her Subject Shares: (a) to approve and adopt the Merger Agreement and the Transactions; (b) in any other circumstances upon which a consent or other approval is required under the governing documents of the Company or the Company stockholder agreements or otherwise sought with respect to, or in connection with, the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) with respect to all of such Company Stockholder’s Subject Shares held at such time in favor thereof; and (c) against any 7GC Competing Transaction (as defined in the Merger Agreement) or any proposal, action or agreement that would impede, interfere, frustrate, delay, postpone, prevent or nullify any provision of the Company Support Agreement, the Merger Agreement or the Mergers.

The foregoing description of the Company Support Agreement is not complete and is qualified in its entirety by reference to the Company Support Agreement, which is filed as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Registration Rights Agreement

At the Closing, 7GC, the Sponsor and certain stockholders of the Company (such stockholders and the Sponsor, collectively, the “Holders”) will amend and restate the Registration Rights Agreement, dated as of December 22, 2020, between 7GC and the Sponsor (such amended and restated agreement, the “Registration Rights Agreement”). The Registration Rights Agreement will provide the Holders (and their permitted transferees) with the right to require 7GC, at 7GC expense, to register the securities of 7GC that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that 7GC pay certain expenses of the electing Holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, a form of which is attached as Exhibit B to the Merger Agreement, which is filed as Exhibit 10.3 to this Current Report and incorporated herein by reference.

Lock-up Agreement

In connection with the execution of the Merger Agreement, 7GC and certain Pre-Closing Holders have agreed to enter into a lock-up agreement (the “Lock-up Agreement”) at the time of the Closing. The Lock-up Agreement will prohibit certain stockholders of 7GC from selling, transferring or otherwise disposing of any 7GC New Class A Shares or 7GC New Class B Shares held by such stockholders until 180 days after the Closing.

The foregoing description of the Lock-up Agreement is not complete and is qualified in its entirety by reference to the form of Lock-up Agreement, a form of which is attached as Exhibit C to the Merger Agreement, which is filed as Exhibit 10.4 to this Current Report and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On December 8, 2022, 7GC and the Company issued a joint press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation dated December 8, 2022, that will be used by 7GC and the Company with respect to the Transactions.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of 7GC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated December 8, 2022 by and among Banzai International, Inc., 7GC & Co. Holdings Inc., 7GC Merger Sub I, Inc. and 7GC Merger Sub II, LLC.
10.1	Voting and Support Agreement, dated December 8, 2022, by and among Banzai International, Inc., 7GC & Co. Holdings Inc., 7GC & Co. Holdings LLC, and the other stockholders of 7GC parties thereto.
10.2*	Company Support Agreement, dated December 8, 2022, by and among 7GC & Co. Holdings Inc., Banzai International, Inc., and the other stockholders parties thereto.
10.3	Form of Amended and Restated Registration Rights Agreement.
10.4	Form of Lock-Up Agreement.
99.1	Press Release, dated December 8, 2022.
99.2	Investor Presentation, dated December 8, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. 7GC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

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No Offer or Solicitation

This Current Report does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward Looking Statements

Certain statements included in this Current Report are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, expectations related to the terms, satisfaction of conditions precedent and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of 7GC’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination; the Company’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to the Company’s operations and business, including information technology and cybersecurity risks, loss of key customers and deterioration in relationships between the Company and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of the Company as a result of the announcement and consummation of the Business Combination; risks that the Company is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by 7GC’s stockholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, including the Hyros Acquisition, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in 7GC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, 7GC’s Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that 7GC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither 7GC nor the Company presently know or that 7GC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect 7GC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report. 7GC and the Company anticipate that subsequent events and developments will cause 7GC’s and the Company’s assessments to change. However, while 7GC and the Company may elect to update these forward-looking statements at some point in the future, 7GC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing 7GC’s and the Company’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

The Business Combination will be submitted to stockholders of 7GC for their consideration and approval at a special meeting of stockholders. 7GC and the Company will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by 7GC, which will include preliminary and definitive proxy statements to be distributed to 7GC’s stockholders in connection with 7GC’s solicitation for proxies for the vote by 7GC’s stockholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to 7GC’s stockholders and certain of the Company’s equityholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, 7GC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination. 7GC’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with 7GC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about 7GC, the Company and the Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by 7GC, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on 7GC’s “SEC Filings” website at https://www.7gc.holdings/sec-filings or by directing a request to info@7gc.co.

Participants in the Solicitation

7GC and the Company and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of 7GC’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding 7GC’s directors and executive officers in 7GC’s filings with the SEC, including 7GC’s Annual Report on Form 10-K filed with the SEC on April 1, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to 7GC’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of 7GC’s stockholders generally, will be set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

This Current Report is not a substitute for the Registration Statement or for any other document that 7GC may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by 7GC through the website maintained by the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

7GC & Co. Holdings Inc.

Date: December 8, 2022	By:	/s/ Jack Leeney
	Name:	Jack Leeney
	Title:	Chairman and Chief Executive Officer

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